U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2018

Commission File Number: 001-34661

LIANLUO SMART LIMITED

Room 2108, 21st Floor,

China Construction Building,

No. 20 Shijingshan Road, Beijing, 100040

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On March 15, 2018, Lianluo Smart Limited (the “Company”) received a resignation notice from Mr. Ke Cai, the Chief Financial Officer of the Company, effective immediately. Mr. Cai’s resignation is not due to any disagreement with the Company.

Mr. Ping Chen, the Chief Executive Officer of the Registrant, stated, "On behalf of Lianluo, we would like to thank Mr. Cai for his contribution to the Company since he joined us. We wish him the utmost success in his future career."

On March 15, 2018, the Board of the Directors of the Company (the “Board”) appointed Ms. Yingmei Yang as the interim Chief Financial Officer, effective immediately. Ms. Yang has been serving as the Vice President of Hangzhou Lianluo Interactive Information Technology Co., Ltd. (“Lianluo Interactive”), a major shareholder of the Company since February, 2018. Between January, 2015 and February, 2018, Ms. Yang has served as Chief Financial Officer and Vice President of Lianluo Interactive. From February, 2013 to January, 2015, Ms. Yang was the Chief Financial Officer and Secretary of Board of Beijing Digit Horizon Technology Limited., the predecessor of Lianluo Interactive.

There is no arrangement or understanding between Yingmei Yang and any other persons pursuant to which she was appointed as discussed above. Nor are there any family relationships between Yingmei Yang and any executive officers and directors of the Company. Further, there are no transactions involving the Company which transaction would be reportable pursuant to Item 404(a) of Regulation S-K promulgated under the Securities Act of 1933, as amended.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIANLUO SMART LIMITED

March 16, 2018	By:	/s/ Ping Chen
Ping Chen
Chief Executive Officer
(Principal Executive Officer) and
Duly Authorized Officer

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